UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayers’ ID. (CNPJ/MF): 04.032.433/0001-80

Company Registry No. (NIRE): 33300275410

Publicly-Held Company

NOTICE TO THE MARKET

Contax announces new Chief Financial and Investor Relations Officer

Rio de Janeiro, April 26, 2011 - Contax Participções S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) hereby announces to the market a change in its Executive Board.

As resolved by the Board of Directors, Mr. MARCO NORCI SCHROEDER will replace Mr. Michel Neves Sarkis as the Chief Financial and Investor Relations Officer. Mr. Sarkis had held this responsibility in addition to his position as Chief Executive Officer.

Mr. Schroeder, 46, holds a bachelor’s degree in economics from the Federal University of Rio Grande do Sul (UFRGS) and has completed the General Management Program from Harvard Business School (HBS). He served as the Controller of Telemar Norte Leste S.A., a telecommunications company, from January 2002 to April 2011, where he was also a statutory officer without specific designation from August 2010 to April 2011. He served as statutory officer without specific designation at Brasil Telecom S.A., a telecommunications company, from September 2010 to April 2011, and in the holding companies, Tele Norte Celular Participações S.A. from March 2010 to April 2011, and Coari Participações S.A. from September 2010 to April 2011. He also served as Chief Financial Officer of Televisão Cidade S.A. from May 1999 to December 2001, Controller of Net from January 1998 to April 1999, and Chief Financial Officer of Televisão Gaucha S.A. (RBS) from January 1991 to December 1997. He chairs the Fiscal Council of the Atlantic Social Security Foundation and serves as a Board member of the Sistel Foundation.

Rio de Janeiro, April 26, 2011.

Marco Norci Schroeder

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.